EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDSOP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-Date ended
	June 13, 2008	June 15, 2007
Income from continuing operations before income taxes	$257	$203
Add (deduct):
Fixed charges	191	262
Capitalized interest	(6)	(4)
Amortization of capitalized interest	3	3
Minority interest in consolidated affiliates	8	4
Equity in earnings related to certain 50% or less owned affiliates	(2)	(5)
Distributions from equity investments	3	2
Distributions on preferred OP Units	(4)	(4)

Adjusted earnings	$450	$461

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$157	$230
Capitalized interest	6	4
Distributions on preferred OP Units	4	4
Portion of rents representative of the interest factor	24	24

Total fixed charges and preferred OP Unit distributions	$191	$262

Ratio of earning to fixed charges and preferred OP Unit distributions	2.4	1.8

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